UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission file number: 001-40744

OTONOMO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
+(972) 52-432-9955
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Report on Form 6-K (this “Report”) is being furnished to incorporate by reference the recast presentation of certain financial information and related disclosure of Otonomo Technologies Ltd. (the “Company”) to reflect the effect of the Company’s 1-for-15 reverse share split of its ordinary shares, no par value per share, that became effective on August 3, 2023. The following are furnished as exhibits to this Report:

Exhibit No.	Description
99.1	Otonomo Technologies Ltd. Consolidated Financial Statements as of December 31, 2022 and for the Years Ended December 31, 2022 and December 31, 2021.
99.2	Otonomo Technologies Ltd. Interim Unaudited Condensed Consolidated Financial Statements as of March 31, 2023 and for the Three Months Ended March 31, 2023 and March 31, 2022.
99.3	Consent of Somekh Chaikin, Member Firm of KPMG International, independent registered public accounting firm for Otonomo Technologies Ltd.

This Report (and Exhibits 99.1, 99.2 and 99.3) are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-264771) and Form S-8 (File No. 333-261641).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Otonomo Technologies Ltd.

By:	/s/ Ben Volkow
Name: Ben Volkow
Title: Chief Executive Officer and Director

Date: August 25, 2023